EXHIBIT 77H

CHANGES IN CONTROL OF REGISTRANT

For RiverSource Disciplined Small Cap Value Fund:

During the six-month period ended January 31, 2011, the Fund served as an underlying investment of affiliated funds-of-funds. The Columbia Income Builder funds and Columbia Management Investment Advisers, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.